UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C.

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Catapult Solutions, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)
14903C102

(CUSIP Number)
Next Meats Holdings, Inc. 81-90-6002-4978 3F 1-16-13 Ebisu Minami Shibuya-ku, Tokyo Japan 150-0022

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 23, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Common Stock: 14903C102	SCHEDULE 13D

1	NAME OF REPORTING PERSON Next Meats Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0 Shares of Common Stock (1) 5,000 Series Z Preferred Stock (1)
	8	Shared Voting Power – 0
	9	Sole Dispositive Power 0 Shares of Common Stock (1) 5,000 Series Z Preferred Stock (1)
	10	Shared Dispositive Power – 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 Shares of Common Stock and 5,000 Series Z Preferred Stock (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common: 0.00%[1] Preferred: 50.00%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

1.	As of the date of this report, the Company has 2,315,276,582 shares of Common Stock, $0.0001 par value, issued and outstanding and 10,000 shares of Series Z Preferred Stock, $0.0001 par value, issued and outstanding. Series Z Preferred Stock has no conversion rights to any other class, and every vote of Series Z Preferred Stock has voting rights equal to 1,000,000 votes of Common Stock.

CUSIP No. Common Stock: 14903C102	SCHEDULE 13D

 SCHEDULE 13D

This Schedule 13D (the “Schedule 13D”) is being filed on behalf of Next Meats Holdings, Inc., a Nevada Company. Next Meats Holdings, Inc. is an SEC Reporting Company. Currently, its majority shareholder is Next Meats Co., Ltd., a Japanese Company. Next Meats Co., Ltd. may be referred to herein as “NMCO.” Currently, as of the date of this report, NMCO has the following shareholders.

NAME OF SHAREHOLDER	APPROXIMATE PERCENTILE SHARES OWNED OF NMCO	SHARES OWNED OF NMCO	PRO RATA COMMON SHARES OF NXMH TO BE ISSUED TO NMCO SHAREHOLDER
Ryo Shirai	33.4643%	37,402	163,088,842
Hideyuki Sasaki	33.4643%	37,402	163,088,842
White Knight Co., Ltd. (owned and controlled by Koichi Ishizuka)	19.0575%	21,300	92,877,182
Koichi Ishizuka	4.2946%	4,800	20,930,069
Kiyoshi Noda	1.9666%	2,198	9,584,227
Rei Ishizuka	1.9666%	2,198	9,584,227
Michihito Inoue	1.4315%	1,600	6,976,690
Ryonetsu Kogyou co., ltd (Represented by Mitsugu Kondo, CEO)	0.8947%	1,000	4,360,431
Hideya Marukawa	0.7158%	800	3,488,345
Keiichi Yogo	0.7158%	800	3,488,345
Tomonori Yoshinaga	0.5368%	600	2,616,259
SJ Capital Co., Ltd. (Represented by Takeshi Sugisawa)	0.5073%	567	2,472,364
Okakichi Co., Ltd (Represented by Shigeru Okada, CEO)	0.3275%	366	1,595,918
CX Inc. (Represented by Hiromichi Furui, CEO)	0.2988%	334	1,456,384
HEXEL Works, Inc. (Represented by Yoichi Nagai, CEO)	0.2684%	300	1,308,129
THREWAYS, Inc. (Represented by GENKI HIRAI, CEO)	0.0895%	100	436,044
Total	100.0000%	111,767	487,352,298

The “Reporting Person” is comprised of Next Meats Co., Ltd. and Meats Holdings, Inc. This 13D relates to shares of Series Z Preferred Stock, par value $0.0001 per share, of Catapult Solutions, Inc., a Nevada corporation (the “Company”).

Item 1.  Security and Issuer.

The security or securities upon which this report is based is the Series Z Preferred Stock, par value $0.0001 per share of Catapult Solutions, Inc., a Nevada Corporation, with its principal place of business located at 3F K’s Minamiaoyama, 6-6-20 Minamiaoyama, Minato-ku,Tokyo 107-0062, Japan.

Item 2.  Identity and Background.

(a)	This Schedule 13D is being filed by (i) Next Meats Holdings, Inc., a Nevada company (“NXMH”), whose controlling shareholder is currently Next Meats Co., Ltd., a Japanese company.

(b)	The address of the business office for the Reporting Person is 3F 1-16-13 Ebisu Minami Shibuya-ku,Tokyo Japan 150-0022.
(c)

NXMH is currently a blank check shell company, however, it is pending a reorganization whereas upon effectiveness of the reorganization it will operate through Next Meats Co., Ltd., a Japan Company that that operates in the “alternative meat” industry.

Next Meats Holdings, Inc. is an SEC Reporting Company. Currently, its majority shareholder is Next Meats Co., Ltd., a Japanese Company.

(d)	During the last five (5) years, the Reporting Person has not been convicted in a criminal proceeding (excluding violations or similar misdemeanors).
(e)	During the last five (5) years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgement, decree, or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)	NXMH is a Nevada Company.

Item 3.  Source or Amount of Funds or Other Consideration.

On July 20, 2021, Catapult Solutions, Inc., a Nevada Corporation (the “Company”), entered into a Share Purchase Agreement (the “Agreement”) by and among CRS Consulting, LLC, a Wyoming Limited Liability Company (“CRS”), White Knight Co., Ltd., a Japan Company (“WKC”), and Next Meats Holdings, Inc., a Nevada Company (“NXMH”), pursuant to which, on July 23, 2021, (“Closing Date”), CRS sold 10,000 shares of the Company’s Series Z Preferred Stock, representing approximately 81.20% voting control of the Company; 5,000 shares of Series Z Preferred Stock were transferred to WKC and 5,000 shares of Series Z Preferred Stock were transferred to NXMH. WKC and NXMH paid consideration of three hundred seventy-five thousand dollars ($375,000) (the “Purchase Price”). The consummation of the transactions contemplated by the Agreement resulted in a change in control of the Company, with WKC and NXMH, becoming the Company’s largest controlling stockholders.

NXMH used personal funds to acquire the 5,000 Shares of Series Z Preferred Stock and were responsible for 50% of the above mentioned payment of $375,000.

Item 4.  Purpose of Transaction.

On July 20, 2021, Catapult Solutions, Inc., a Nevada Corporation (the “Company”), entered into a Share Purchase Agreement (the “Agreement”) by and among CRS Consulting, LLC, a Wyoming Limited Liability Company (“CRS”), White Knight Co., Ltd., a Japan Company (“WKC”), and Next Meats Holdings, Inc., a Nevada Company (“NXMH”), pursuant to which, on July 23, 2021, (“Closing Date”), CRS sold 10,000 shares of the Company’s Series Z Preferred Stock, representing approximately 81.20% voting control of the Company; 5,000 shares of Series Z Preferred Stock were transferred to WKC and 5,000 shares of Series Z Preferred Stock were transferred to NXMH. WKC and NXMH paid consideration of three hundred seventy-five thousand dollars ($375,000) (the “Purchase Price”). The consummation of the transactions contemplated by the Agreement resulted in a change in control of the Company, with WKC and NXMH, becoming the Company’s largest controlling stockholders.

The consummation of the transactions contemplated by the Agreement resulted in a change in control of the Company, with WKC and NXMH, collectively, becoming the Company’s largest controlling stockholders having approximately 80.20% combined voting control over the Company.

Pursuant to the Agreement, on July 23, 2021, Mr. Jeffrey DeNunzio resigned as the Company’s Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer, and Director. Mr. Moody’s resignation as a Director is to be effective upon the 10th day after the mailing of the Company’s information statement on Schedule 14f-1 to the Company’s stockholders.

On the same date, Mr. Koichi Ishizuka was appointed as the Company’s Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer, and Director. Mr. Ishizuka’s appointment as Director is to be effective upon the 10th day after the mailing of the Company’s information statement on Schedule 14f-1 to the Company’s stockholders.

The purpose of the acquisition of the Shares was to acquire control of the Company, which at that time was, and on the date hereof is, a shell company as defined in Rule 12b-2 of the Exchange Act with no operating business. The Reporting Person is exploring various business opportunities with respect to the Company.

Except to the extent provided in this Statement, none of the Reporting Persons have any current plans or proposals that relate to, or could result in any of the matters referred to in paragraphs (a) through (j) inclusive, of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their positions and/or change their purposes and/or formulate plans or proposals with respect thereto.

Item 5.  Interest in Securities of the Issuer.

The aggregate percentage of Common Stock and Preferred Stock owned by the Reporting Person is based on 2,315,276,582 shares of Common Stock, $0.0001 par value, issued and outstanding and 10,000 shares of Series Z Preferred Stock, $0.0001 par value, issued and outstanding as of July 23, 2021. Series Z Preferred Stock has no conversion rights to any other class, and every vote of Series Z Preferred Stock has voting rights equal to 1,000,000 votes of Common Stock.

(A)	NXMH
a.	Aggregate number of common and preferred shares beneficially owned: 0 Shares of Common Stock and 5,000 Series Z Preferred Stock

Percentage:

Common: 0.00%

Preferred: 50.00%

b.	Sole power to vote or direct vote: 5,000 Shares of Series Z Preferred Stock

Shared power to vote or to direct vote: 0

Sole power to dispose or to direct disposition: 5,000 Shares of Series Z Preferred Stock

Shared power to dispose or to direct disposition: 0

c.	NXMH has not effected any transactions in Common or Preferred Stock during the past 60 days, except as described in this Statement.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as described in this Statement, there are no contracts, arrangements, understandings, or relationships other than as disclosed among the persons named in Item 2 hereof and any other person, with respect to the securities of the Company.

Item 7. Material to be Filed as Exhibits.

Exhibit No. Description

1	Share Purchase Agreement between Catapult Solutions, Inc., CRS Consulting, LLC, White Knight Co., Ltd. and Next Meats Holdings, Inc. dated July 20, 2021, and incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 28, 2021

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.

Dated: July 30, 2021	Next Meats Holdings, Inc. By: /s/ Ryo Shirai Name: Ryo Shirai Title: Chief Executive Officer